EXHIBIT 99.1

Seabridge Gold’s Growing Iron Cap Deposit Could Offer Promising Alternative Development Approach for KSM Project

New resource estimate now in progress based on outstanding 2017 drill results

Substantial resource additions of higher grade gold and copper expected

TORONTO, Jan. 31, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) today released a complete summary of its 2017 drill program on the Iron Cap Deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada (see table below). An updated NI 43-101- compliant resource estimate incorporating these results is now in progress.

Seabridge Chairman and CEO Rudi Fronk noted that the Company now intends to investigate moving Iron Cap sooner in the KSM mine plan which currently proposes developing Iron Cap after Mitchell, Kerr and Sulphurets. “In the November 2016 KSM Technical Report, the Iron Cap deposit was the last deposit of four to be mined with production starting in year 32 of the current 50 plus year mine plan. Iron Cap has some advantages. It’s situated in the same valley as key planned infrastructure and is immediately adjacent to the proposed tunnel conveying ore to the processing plant. Kerr, on the other hand, is in the next valley approximately 10 kilometers away, requiring significant additional infrastructure to develop and transport its ore to the mill. The reasons for deferral of Iron Cap were its comparatively small size and lower grade which did not warrant earlier development in our 2016 KSM Technical Report,” Fronk said.

“However, drilling over the past two years is changing our thinking. In our view, size and grade appear to be set to rise. We now believe that exploiting Iron Cap earlier has the potential to significantly improve KSM’s economics because it could defer significant capital costs and expedite better grades into the mine sequence. We are planning another program at Iron Cap this year to expand the known zones of mineralization, fill in some of the holes in past drilling and move these newly defined intervals towards reserve definition.” See a long section of the Iron Cap Deposit here with the 2017 drilling.

The Iron Cap Deposit has been permitted for block cave underground mining within the Environmental Assessment approved by the British Columbia and Canadian Governments in 2014.

Drill results from the 2017 Iron Cap program were as follows:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)	Equivalent Grade
								Gold (g/T)	Copper (%)
IC-17-63	957.4 Including	146.9	625.4	478.5	0.43	0.45	4.0	1.21	0.75
		566.4	624.5	58.1	1.12	0.23	5.7	1.57	0.97
IC-17-64	776.3 Including	105.5	700.3	594.8	0.52	0.38	4.5	1.19	0.74
		642.4	683.4	41.0	0.93	0.18	3.4	1.28	0.79
IC-17-65	686.0 Including	197.0	619.5	422.5	1.04	0.32	4.2	1.61	1.00
		346.4	484.1	137.7	1.56	0.29	3.4	2.07	1.28
IC-17-66	1050.4 including including	62.5	126.1	63.6	4.77	0.01	0.9	4.80	2.97
		173.5	1050.4	876.9	0.32	0.37	2.8	0.95	0.59
		173.5	277.1	103.6	0.58	0.68	2.8	1.71	1.06
		975.4	1027.4	52.0	1.04	0.28	3.4	1.54	0.95
IC-17-67	689.3 Including	224.3	641.4	417.1	1.02	0.33	3.6	1.60	0.99
		352.0	459.4	107.4	1.58	0.38	4.2	2.25	1.39
IC-17-68	948.4 including including	711.4	948.4	237.0	0.36	0.38	6.6	1.06	0.66
		711.4	749.4	38.0	0.27	1.01	13.0	2.07	1.28
		904.0	948.4	44.4	0.93	0.09	3.5	1.12	0.70
IC-17-69	1200.1 Including	246.1	1200.1	954.0	0.38	0.31	2.5	0.91	0.57
		441.4	559.4	118.0	0.71	0.38	1.9	1.35	0.84
IC-17-70	1138.7 including including	212.0	1137.0	925.0	0.71	0.46	2.6	1.49	0.92
		301.4	792.4	491.0	0.98	0.60	3.9	2.00	1.24
		342.6	447.2	104.6	1.14	1.11	4.2	2.99	1.85
IC-17-71	1006.1 Including	306.3	1006.1	699.8	0.87	0.51	2.4	1.72	1.07
		511.4	697.7	186.3	1.49	0.74	3.6	2.73	1.69
IC-17-72	1329.4 Including	400.0	1258.1	858.1	0.86	0.51	2.4	1.71	1.06
		498.9	612.2	113.3	2.98	1.56	4.4	5.56	3.44
IC-17-73	603.4 Including	224.0	603.4	379.4	0.33	0.35	4.8	0.96	0.59
		546.4	603.4	57.0	1.16	0.18	4.4	1.51	0.94

Note: The reported equivalent grades in the table above are derived from calculating the revenues for gold, copper and silver for each assay interval at the following metal prices: $1275 per ounce for gold; $3.00 per pound for copper; and $17.50 per ounce of silver. The gold equivalent grade converts the copper and silver values to the equivalent amount of gold and adds them together. The copper equivalent grade coverts the interval’s gold and silver values to the equivalent amount of copper and adds them together
.
The drill holes listed above were oriented using historical information and were designed to intercept the mineralized target down plunge of the strike to the zone as closely as topographic constraints permitted. This orientation will be refined with additional drilling, but current information indicates that the intervals listed above are a reasonable estimate of true thickness of the mineralized zones.

The reserves and resources for Iron Cap used in the 2016 KSM Technical Report are as follows:

2016 Iron Cap Diluted Mineral Reserves at US$1200 Gold, US$2.70 Copper and US$17.50 Silver

Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
		Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Probable	224	0.49	0.20	3.6	13	3.5	983	26	6

2016 Iron Cap Mineral Resources at C$16 NSR Cutoff

Resource Category	Tonnes (millions)	Average Grades				Contained Metal
		Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Indicated	347	0.51	0.23	4.5	14	5.7	1,758	50	11
Inferred	369	0.42	0.22	2.2	21	5.0	1,791	26	17

Note: The Mineral Resources reported above are inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

*For details on the resource and reserve estimates, please see the news release of November 7th 2016.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition, all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Random cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the promise which could be offered by making revisions to the KSM’s mine plan to mine Iron Cap earlier than Kerr or Sulphurets potentially substantially improving project economics due to proximity to the proposed ore conveyance tunnel and the related reduction in required infrastructure as well as earlier processing of higher value ore; (ii) the expectation of substantial resource additions at Iron Cap of higher grade gold and copper; (iii) the plan that this year’s program at Iron Cap would expand the known zones of mineralization, fill in some of the holes in past drilling and move these newly defined intervals towards reserve definition; (iv) the estimated amount and grade of mineral resources at KSM’s Iron Cap deposit; and (v) the reported intercepts being a reasonable estimate of true thickness of the mineralized zones. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the new resource for the Iron Cap deposit having an average grades higher than the Kerr deposit; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) that costs of mining the Iron Cap deposit will be comparable to mining the Kerr deposit; (iii) the capacities of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices; (v) exchange rates; (vi) metals sales prices; (vii) block net smelter return values; (viii) conceptual cave footprints, draw points and heights; (ix) appropriate discount rates; (x) tax rates and royalty rates applicable to the proposed mining operation; (xi) financing structure and costs; (xii) anticipated mining losses and dilution; (xiii) metallurgical performance; (xiv) reasonable contingency requirements; (xv) success in realizing proposed operations; (xvi) receipt of regulatory approvals on acceptable terms; and (xvii) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

 ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

IRON CAP PERSPECTIVE VIEW TO SW
With 2017 DRILLING and
EXISTING RESOURCE MODEL EXTENTS
Elev (Z)
2000m el.
1335m el.
Existing Resource Model Extents
1020m el.
645m el.
2017 DDH
TRACES
NSR $/T
> $75
50-75
25-50
16-25
2017 Drilling
East (X)
500m el.
North (Y)
2000m
2000m